Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

In calculating the Ratio of earnings to fixed charges, earnings represents pre-tax Net loss before minority interest, Equity in (losses) income of affiliates, plus fixed charges.